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- EXHIBIT 99.1

                     PERFORMANCE IN NOVEMBER, 2003 (POSCO)

                                                          (Unit: 1,000 tons, KRW BN)
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       ITEMS                       NOV. '03
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                                         MOM (%)    YOY (%)    OCT. '03    NOV. '02
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
 Crude Steel Production       2,461       -2.0        5.7       2,512       2,329
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 Sales Volume                 2,328       -7.2        6.9       2,509       2,178
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 Sales                        1,231       -7.2       22.0       1,326       1,009
 Operating Profit               232      -25.6       13.7         312         204
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 Total assets                18,315        1.7        4.2      18,013      17,575
 Total Liabilities            5,477        2.7       -7.8       5,332       5,940
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



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The figures are based on unaudited financial statements. Certain numbers may be presented differently once audited and the company takes no responsibility and accepts no liability for such changes.
All figures in the above table are based on non-consolidated financial statements.
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